CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended
	September 30,
	2005	2004

Income from continuing operations before income taxes	$1,485	$1,566

Adjustments:
Loss from equity investee	(1)	-

Income from continuing operations before income taxes, as adjusted	$1,484	$1,566

Fixed charges included in income:

Interest expense	$79	$81
Interest portion of rental expense	27	34

	106	115

Interest credited to contractholders	1	440

	$107	$555

Income available for fixed charges (including interest
credited to contractholders)	$1,591	$2,121

Income available for fixed charges (excluding interest
credited to contractholders)	$1,590	$1,681

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	14.9	3.8

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	15.0	14.6